Exhibit 99.1

ATA Creativity Global Regains Compliance with Nasdaq’s Minimum Bid Price Requirement; Receives Notification Regarding Minimum Stockholders’ Equity Deficiency

Beijing, China, December 3, 2024 -- ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced two updates regarding its compliance status of continued listing requirements under The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rules.

Regains Compliance with Minimum Bid Price Requirement

The Company has regained compliance with the minimum bid price requirement under the Nasdaq Listing Rules based on the letter received from the Nasdaq Listing Qualifications Staff (the “Staff”), dated November 26, 2024. The closing bid price of the Company’s American depositary shares (“ADSs”) has been at $1.00 per share or greater from November 1 to November 25, 2024. Accordingly, the Staff has determined that the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1), and the matter is now closed.

Receives Notification Regarding Minimum Stockholders’ Equity Deficiency

The Company has received a letter (the “Stockholders’ Equity Letter”) from the Nasdaq Listing Qualifications Department dated November 27, 2024, notifying that the Company is not in compliance with the minimum stockholders’ equity requirement.

Nasdaq Listing Rule 5450(b)(1)(A) requires companies listed on Nasdaq Global Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing. In the Company’s Quarterly Report in Form 6-K for the period ended September 30, 2024, its shareholders’ equity was below $10,000,000.

Following the receipt of the Stockholders’ Equity Letter, in accordance with Nasdaq rules, the Company has 45 calendar days (or until January 13, 2025), to submit a plan to regain compliance with the minimum stockholders’ equity requirement. If the Company’s plan is accepted, Nasdaq can grant the Company an extension of up to 180 calendar days from the date of the Stockholders’ Equity Letter to regain compliance.

The Stockholders’ Equity Letter has no immediate effect on the Company’s listing on the Nasdaq Global Market, and during the compliance period, which may be extended, the Company’s ADSs will continue to trade on Nasdaq Global Market under the symbol “AACG.” The Company’s business operations are not affected by the Stockholders’ Equity Letter. The Company tends to submit the plan to regain compliance during the above-mentioned 45-day period, seeking to cure the deficiency within the prescribed compliance period.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “will,” “should,” “could,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “outlook,” “likely to” and similar statements. ACG may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ACG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. All information provided in this press release is as of the date of this press release, and ACG undertakes no duty to update such information to reflect events or circumstances that arise after the date hereof, except as required under applicable law.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

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